Exhibit 99.1

NewsRelease

TransCanada to Present at Peters & Co. Energy Conference

CALGARY, Alberta - September 10, 2018 - News Release - Karl Johannson, executive vice-president and president, Canada and Mexico natural gas pipelines and energy, TransCanada Corporation (TSX:TRP) (NYSE:TRP) (TransCanada), will be presenting at the Peters & Co. Limited 22nd Annual Energy Conference in Toronto on September 12, 2018.

A copy of the presentation will be available at TransCanada.com/Events prior to the presentation on the day of the event.

With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates one of the largest natural gas transmission networks that extends more than 91,900 kilometres (57,100 miles), tapping into virtually all major gas supply basins in North America. TransCanada is a leading provider of gas storage and related services with 653 billion cubic feet of storage capacity. A large independent power producer, TransCanada currently owns or has interests in approximately 6,100 megawatts of power generation in Canada and the United States. TransCanada is also the developer and operator of one of North America’s leading liquids pipeline systems that extends approximately 4,900 kilometres (3,000 miles), connecting growing continental oil supplies to key markets and refineries. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com to learn more, or connect with us on social media.

Media Inquiries:
Grady Semmens
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Inquiries:
David Moneta / Duane Alexander
403.920.7911 or 800.361.6522